BEEHIVE TRADING, LLC

Statement of Financial Condition

Including Independent Registered Public Accounting Firm's Report Thereon

As of December 31, 2024

BEEHIVE TRADING, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Member
Beehive Trading, LLC

Report on the Audit of the Financial Statements

We have audited the statement of financial condition of Beehive Trading, LLC (the "Company") as of December 31, 2024, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Beehive Trading, LLC as of December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2024.

Houston, Texas,

PCAOB ID: 6771
April 1, 2025

BEEHIVE TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	75,046
Investment in U.S, Traeasuery Bills	$	1,619,035
Receivablke from clearing firm		63,643
Prepaid expenses and other assets		23,508
TOTAL ASSETS	$	1,781,232

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	173,174
TOTAL LIABILITIES		173,174
MEMBER'S EQUITY		1,608,058
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,781,232

The accompanying notes are an integral part of this financial statements.

1. Organization and Nature of Business

BeeHive Trading, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 3, 2024. The Company was formed in the State of Delaware as on September 19, 2023. The company's FINRA membership was approved on May 3, 2024.The Company provides trusted, diversified liquidity to the world's most important financial market. We are a dealer and principal market maker providing firm, executable prices in U.S. government securities with a focus on excellence, integrity, and innovation.

As a regulated Broker Dealer, the Company's operating activities are specified by SEC and FINRA regulations, including its authorized lines of business; investor accreditation criteria; and exemption from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been presented from the effective date of FINRA membership approval through the end of the fiscal year.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. As of December 31, 2024 the cash balance of $75,046 was fully insured by the FDIC.. The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

Investments
The Company has investments in U.S. Treasury Bills with maturities from 30 days to six months deposited with a bank and broker / dealers in the amount of $1,619,035. At December 31, 2024 the U.S. Treasury Bills are recorded at the current mark value.

2. *Summary of Significant Accounting Policies - continued*

Accounts Receivable

The Company processes all its trade transactions through Marex Capital Markets Inc. ("Clearing Firm"). Receivable from Clearing Firm as of December 31, 2024, amounted to $63,643 is stated at net realizable value. No allowance for doubtful accounts was required based upon the Company's assessment in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

The Company's CECL evaluation considered factors such as historical experience; credit quality; terms; balances; current and future economic conditions; and other matters relevant to collectability.

Income Taxes

As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes was made in these financial statements.

3. *Counterparty Concentration*

The Company's business model is to focus on multiple market participants. As of December 31, 2024, interaction with any one market participant accounted for less than 10% of trading revenues.

4. *Leases*

The Company made the short-term lease election to exempt its office lease from the accounting requirements of ASC 842, Leases.

5. *Net Capital Requirements*

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $100,000 or 6-2/3% of Aggregate Indebtedness at December 31, 2024, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio exceeds 10 to 1.

At December 31, 2024, the Company had Net Capital of $1,580,800 which was $1,480,800 in excess of its required minimum of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 10.95 to 1.

6. Commitments and Contingencies

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for the period ended December 31, 2024. The Company had no commitments, guarantees or indemnifications as of December 31, 2024.

7. Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Financial Accounting Standards Board ("FASB") issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

Factors used to identify reportable segments and types of products and services from which reportable segment derives revenue

The Company has one reportable segment: securities trading. The securities trading segment provides a trading platform where counterparties can purchase and sell securities for which the Company receives a commission. The Company derives revenue primarily in North America.

The Company's chief operating decision maker is the chief executive officer.

Measure of profit or loss and total assets

The accounting policies of the trading segment are the same as those described in the summary of significant accounting policies. Securities transactions, as well as the associated trading profit or loss and

7. Recently Issued Accounting Pronouncements (Continued)

costs, are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred.

8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred that were required to be recognized or disclosed in the Company's financial statements.